FOR IMMEDIATE RELEASE	TSX: WPM
June 11, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ACQUIRES COBALT STREAM
FROM VALE’S VOISEY’S BAY MINE

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce that it has agreed to acquire from a subsidiary of Vale S.A. ("Vale") (NYSE:VALE) an amount of finished cobalt equal to a fixed percentage of cobalt production from the Voisey’s Bay mine (the “Cobalt Stream”). Wheaton will pay Vale upfront cash consideration of US$390 million upon closing of the Cobalt Stream. In addition, Wheaton will make ongoing payments of 18% of the Metal Bulletin market price (“cobalt spot price”) per cobalt pound delivered1. Also on June 11, 2018, Vale entered into a separate streaming agreement with Cobalt 27 Capital Corp. ("Cobalt 27”). In total, Wheaton and Cobalt 27 will provide Vale an aggregate of US$690 million in funding for the combined purchase of cobalt equal to 75% of Voisey's Bay cobalt production effective January 1, 2021.

TRANSACTION HIGHLIGHTS

•	Adds to Wheaton’s existing high-quality portfolio

•

Effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay mine cobalt production until the delivery of 31 million pounds of cobalt and an amount of cobalt equal to 21.2% of cobalt production thereafter for the life of mine.

•	Voisey’s Bay is one of the lowest-cost, highest-margin nickel mines globally, ranking in the bottom half of the nickel cost curve.[2]

•	Further strengthens Wheaton’s partnership with Vale, one of the largest diversified mining companies in the world.

•	Increases Wheaton’s growth profile and cash flow

•	Wheaton will be entitled to production starting in 2021, coincident with the anticipated ramp up in underground production from Voisey’s Bay.

•

Attributable cobalt production is forecast to average 2.6 million pounds per year for the first 10 years and 2.4 million pounds for the life of mine. For context, on a gold equivalent ounce (“GEO”) basis, that is the equivalent to approximately 80 thousand GEOs and 75 thousand GEOs per year, respectively.[3]

•	Operating cash flow to Wheaton at current cobalt prices is forecast to average over US$75 million per year for the first 10 years[4].

•	Diversifies Wheaton’s portfolio with an integral metal for clean energy

•	Cobalt is primarily used in battery technology, especially in the rapidly expanding electric vehicles (“EV”) market.

•	Similar to silver, cobalt is primarily produced as a by-product.

•	While most cobalt supply comes from high political risk jurisdictions, Voisey’s Bay is located in Newfoundland and Labrador, Canada.

"While our focus has been, and always will be on precious metal streaming, we welcomed the opportunity to invest in another low-cost, long-life asset with a partner of Vale’s calibre. Wheaton has built a portfolio of streams on high-quality mines, and Voisey’s Bay has both the quality and the scale to make it an accretive addition to this portfolio,” said Randy Smallwood, Wheaton’s President and Chief Executive Officer. "We see numerous similarities between cobalt and silver, as both are primarily produced as by-products and both are integral to sustainable clean energy and electronics. In addition, given cobalt supply is concentrated in high political risk jurisdictions, Voisey’s Bay is particularly attractive for cobalt production as it is located in Canada.”

TRANSACTION TERMS

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Effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay mine cobalt production until the delivery of 31 million pounds of cobalt.

•	Once Wheaton has received 31 million pounds of cobalt, Wheaton will be entitled to 21.2% of cobalt production for the life of mine.

•	Wheaton will pay Vale cash consideration of US$390 million upon closing of the Cobalt Stream.

•	Wheaton will make ongoing payments of 18% of the cobalt spot price to Vale per cobalt pound delivered until the balance of the upfront cash consideration is reduced to zero.

•	When the balance of the upfront cash consideration is reduced to zero, Wheaton will make ongoing payments of 22% of the cobalt spot price per cobalt pound delivered.

•	Payable rates for cobalt in concentrate have generally been fixed at 93.3%

•	Wheaton will take physical deliveries of high-quality, finished cobalt by way of warehouse certificates.

•	Cobalt deliveries will be the obligation of Vale but will be guaranteed by Vale Newfoundland & Labrador Ltd., the project owner, and Vale S.A. will provide a financial guarantee.

•	The Cobalt Stream includes a completion test on underground operations measured by the throughput rate.

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The stream area of interest is defined as the area including Voisey's Bay mining lease plus a 2 kilometre surrounding area of interest so long as any such cobalt is extracted using the same underground infrastructure as the planned Reid Brook and Eastern Deeps deposits.

•	Closing of the transaction is expected to occur shortly following announcement and is subject to the completion of certain corporate matters and customary conditions.

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On June 11, 2018, Vale entered into separate streaming agreements with each of Wheaton and Cobalt 27 Capital Corp. for an aggregate total upfront consideration of US$690 million, of which Wheaton will contribute US$390 million for its stream. The terms of each streaming agreement are substantially similar other than in respect of the upfront consideration and cobalt stream percentages.

FINANCING THE TRANSACTION

The initial upfront cash payment of US$390 million will be paid by using amounts drawn from the Company’s US$2 billion revolving credit facility. At March 31, 2018, the Company had approximately US$116 million of cash on hand and US$663 million outstanding under the revolving credit facility. With trailing four-quarter operating cash flow of just under $550 million5, the Company believes it has ample capacity to service the additional debt resulting from this transaction, especially given the low interest rate and flexible nature of the covenants under the revolving credit facility (minimum net debt to total net worth and minimum interest coverage tests).

ABOUT THE VOISEY’S BAY MINE

The Voisey’s Bay mine and concentrator is located on the north coast of Labrador, approximately 1,200 kilometres north of St. John’s, Newfoundland. Production began in 2005 and open pit mining is expected to continue until 2022. There will be a gradual transition from open pit to underground mining beginning in 2021.

In July 2015 Vale’s Board of Directors sanctioned the development of the underground deposits at Voisey’s Bay. The mine expansion project will focus on the development of two separate deposits, Reid Brook and Eastern Deeps. Once in operation, underground mining is expected to extend the life of the Voisey’s Bay operation until at least 2034. At peak production, the underground mines are expected to produce about 45,000 tonnes per year of nickel-in-concentrate which will be shipped to Vale’s processing facility in Long Harbour, Newfoundland for further processing into finished nickel. The mine also produces a copper concentrate which is shipped to third party smelters but does not contain payable cobalt.

The construction phase of the mine expansion began in 2016 and is expected to be completed in 2022. This will include the expansion of existing surface infrastructure at Voisey’s Bay for increased power generation capacity, additional permanent accommodations, offices, warehousing and maintenance shops. The water and sewage treatment facilities will also be upgraded.

The development of the underground mines, which is the largest segment of the construction program, requires the development of declines from surface to access the ore bodies, and the construction and installation of supporting infrastructure including underground crushing and conveying, paste / backfill plant, maintenance facilities and underground mine ventilation systems.

Vale has entered into a development agreement with the Government of Newfoundland and Labrador in respect of the development and construction of the underground mines, including commitments as to the timing of completion of those underground mines. In addition, as Voisey’s Bay is located in an area subject to land claims by both the Innu Nation and the Nunatsiavut Government, Vale has also entered into impacts and benefits agreements with both groups.

Below are Wheaton’s attributable Mineral Reserves and Resources in respect of the Voisey’s Bay mine.6

Attributable Mineral Reserves and Mineral Resources – Voisey’s Bay, effective as of December 31, 2017

	Tonnage	Grade	Contained
Category	Mt	Co %	Co Mlbs
Proven	4.6	0.14	13.9
Probable	6.5	0.13	18.7
P&P	11.1	0.13	32.6
Measured	-	-	-
Indicated	2.2	0.04	2.0
M&I	2.2	0.04	2.0
Inferred	3.9	0.10	8.6

ABOUT COBALT

Cobalt derives its name from the Germanic word for goblin, kobold, a reference to cobalt’s propensity to turn to black powder on smelting. Despite that early name, today, cobalt is known as the hard, lustrous metal whose high energy density, low thermal conductivity, ability to alloy, and ferromagnetism results in diverse commercial, industrial and military applications.

The leading use of cobalt is in rechargeable batteries as cobalt significantly improves lithium ion batteries’ (“LIB”) performance by providing stability and prolonging battery life. Battery chemicals already consume just under half of the world’s cobalt and that percentage is expected to grow by 57% in 2020 and 73% in 2025 with the broader adoption of electric vehicles. The EV industry is expected to lead the demand for cobalt-containing LIB as relative to the traditional lead-acid battery, LIB have higher charge density, power-to-weight ratio and a longer lifespan.7

The two main global supply risks for cobalt relate to its geographic concentration and its byproduct nature. The top three producing countries account for two-thirds of supply, with most of the world’s production coming from the African Copper Belt, mainly the Democratic Republic of Congo (“DRC”). The DRC is the world’s largest producer of mined cobalt with a 55% global share, and the US Geological Survey estimates that half of global in situ reserves are in the DRC. Similar to silver, the vast majority of cobalt is produced as a byproduct of other base metals. In cobalt’s case, from copper and nickel, and as such, cobalt production is more tied to the economics of those two metals rather than any tightness in the cobalt market.

CONFERENCE CALL

A conference call will be held on June 12, 2018, starting at 11:00 am (Eastern Time) to discuss this transaction. A presentation on the transaction will be available on the Company’s website shortly before the conference call. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	7861228
Live audio webcast:	www.wheatonpm.com

Participants should dial in ten to fifteen minutes before the call.

The conference call will be recorded and available until June 19, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	7861228
Archived audio webcast:	www.wheatonpm.com

Mr. Neil Burns, Vice President of Technical Services for Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical disclosure in this news release including information on Mineral Reserves and Mineral Resources.

ADVISORS AND COUNSEL

Scotiabank acted as financial advisor and Cassels Brock & Blackwell LLP acted as legal counsel to Wheaton.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

End Notes
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1) Production payment is set at 18% of cobalt spot prices, increasing to 22% upon the balance of upfront consideration being reduced to zero.
2) Based on Wood Mackenzie est. of 2nd quarter of 2018 by-product cost curve for nickel mines.
3) Production is defined as metal contained in concentrate and is based on mine plans provided by Vale and a gold to cobalt ratio based on $1,300 per ounce of gold and $40 per pound of cobalt.
4) Operating cash flow is based on current market cobalt prices of approximately $40 per pound of cobalt, 2.6 million pounds of cobalt produced annually, a payable cobalt rate of 93.3%, production payment of 18%, and an assumed cobalt marketing fee. Statements as to estimated operating cash flow and EBITDA contain forward looking information and readers are cautioned that actual outcomes may vary. Please see the “Cautionary Note Regarding Forward Looking-Statements” at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
5) Operating cash flow based on Q2, Q3, and Q4 of 2017, and Q1 2018
6) Please refer to the Mineral Reserves & Mineral Resources table at the end of this news release for full disclosure of reserves and resources associated with Voisey’s Bay including accompanying footnotes.
7) Spender, Reg, Larry Hill, Eric Zaunscherb, Thomas Gallo and John Kratochwil. "Cobalt: Out of the shadows and into the spotlight" Specialty Minerals and Metals, Global Equity Research, Canaccord Genuity. 25-May-17.

ATTRIBUTABLE MINERAL RESERVES AND MINERAL RESOURCES FOR VOISEY’S BAY

Deposit	Category	Tonnage Mt	Grade Co %	Contained Co Mlbs
Main & Mini Ovoid	Proven	0.3	0.18	1.3
SE Extension	Proven	0.8	0.04	0.7
Reid Brook	Proven Probable	1.7 0.9	0.15 0.13	5.6 2.6
Eastern Deeps	Proven Probable	1.8 5.6	0.16 0.13	6.3 16.2
Total Reserves	Proven Probable	4.6 6.5	0.14 0.13	13.9 18.7
	P&P	11.1	0.13	32.6
Discovery Hill	Indicated	1.4	0.05	1.5
	Inferred	1.4	0.05	1.6
SE Extension	Indicated	0.8	0.03	0.5
Reid Brook	Inferred	2.5	0.13	7.0
Total Resources	Measured Indicated	- 2.2	- 0.04	- 2.0
	M&I	2.2	0.04	2.0
	Inferred	3.9	0.10	8.6

Notes on Mineral Reserves and Mineral Resources

•

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

•	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), percent ("%") and millions of pounds ("Mlbs").
•	Qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are:
o	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
o	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),
•	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
•

Mineral Reserves and Mineral Resources are reported as of December 31, 2017 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

•	Process recovery of cobalt to a nickel concentrate averages 84%.
•	Mineral Reserves and Resources are estimated using appropriate process recovery rates and the following NSR cut-offs and commodity prices:
o	Ovoid, Mini Ovoid and SE Extension Mineral Reserves – Cdn $24.04 per tonne assuming $9.07 per pound nickel, $2.86 per pound copper and $12.25 per pound cobalt;

o	Reid Brook Mineral Reserves and Mineral Resources - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt;
o	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.13 per pound cobalt;
o	SE Extension Mineral Resources - $24.00 per tonne assuming $10.43 per pound nickel, $3.45 per pound copper and $13.00 per pound cobalt; and
o	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.
•	The Company's attributable Resources and Reserves for Voisey’s Bay have been constrained to the production expected from January 1, 2021 onwards.
•

The Voisey’s Bay cobalt purchase and sale agreement provides that Vale will deliver an amount of finished cobalt equal to 42.4% of the cobalt production until 31 million pounds are delivered and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

•

Cobalt is produced as a by-product metal; therefore, the economic cut-off applied to the reporting of cobalt Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

•	Full Reserve and Resource tables are available on the Company's website, www.wheatonpm.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment of the upfront cash consideration of US$390 million to Vale in connection with the Cobalt Stream;
•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale;
•	the commencement and timing of delivery of cobalt by Vale under the Cobalt Stream;
•	the receipt of cobalt by Wheaton of cobalt production in respect of Voisey’s Bay;
•	Vale’s obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;
•	the demand, uses and supply of cobalt;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton’s production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton’s production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;
•

the Company’s position relating to any dispute with the CRA and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	that each party does not satisfy its obligations in accordance with the terms of the Cobalt Stream;
•	Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•

Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Cobalt Stream or Wheaton is unable to sell its cobalt production delivered under the Cobalt Stream at acceptable prices or at all;

•

Vale does not meet its obligations under the development agreement with the Government of Newfoundland and Labrador or the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;

•

the decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

•

risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	the Company’s business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;
•	litigation risk associated with a challenge to the Company’s tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton’s acquisition strategy;

•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•

risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment of US$390 million to Vale and the satisfaction of each party’s obligations in accordance with the terms of the Cobalt Stream;
•	Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•	Vale is able to commence and meet its timing for delivery of cobalt under the Cobalt Stream and Wheaton is able to sell cobalt production delivered under the Cobalt Stream at acceptable prices;
•	Vale meets its obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government;
•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;

•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•

that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Non IFRS Measures

Wheaton has included, certain non-IFRS performance measures, including operating cash flow. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance. Operating cash flow is based on current market cobalt prices of approximately $40 per pound of cobalt, 2.6 million pounds of cobalt produced annually, a payable cobalt rate of 93.3%, production payment of 18%, and an assumed cobalt marketing fee. Non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton ' Management Discussion and Analysis available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.